Exhibit 99.10

PRESS RELEASE

Presentation Strategy, Sustainability & Climate
More energy, less emissions

TotalEnergies’ stays the course on its multi-energy strategy balancing profitable growth and sustainable development,
and strengthens its emission reduction objectives

London, March 21, 2023 – To mark the publication of its Sustainability & Climate – 2023 Progress Report, TotalEnergies presents the progress of its transformation strategy and the update of its climate ambition in accordance with the commitment made by the Board of Directors at the Annual Shareholders’ Meeting of May 25, 2022. The report, presentation and video webcast of the event in English are available on totalenergies.com.

In 2022, TotalEnergies was the most profitable major...

Among the five super-majors, TotalEnergies was the most profitable in 2022, with a ROACE of more than 28%, allowing it to distribute 37.2% of the $47 billion of the cash flow it generated to its shareholders while reducing its gearing to 7% at year-end 2022, demonstrating the financial strength of the Company's business model.

...while executing its transformation strategy to a multi-energy company and investing the most among the majors to build the energy system of tomorrow...

In oil, TotalEnergies continued to refocus its portfolio on low cost (operating plus investment cost lower than $20/boe) and low emission assets and projects, as evidenced by the entry into the Sépia and Atapu producing fields in Brazil which benefited immediately from high oil prices, and more recently on the SARB / Umm Lulu concession in Abu Dhabi. Thanks to this renewed portfolio, with no stranded assets, TotalEnergies now benefits from a more resilient and profitable oil portfolio.

In natural gas, energy of the transition, TotalEnergies strengthened its position as a major player in LNG with its entry into the NFE and NFS projects in Qatar and increased its sales by 15% in 2022 to reach 48 Mt, thanks to the strong call for LNG in Europe: thanks to its position as the largest provider of LNG regasification in Europe, TotalEnergies contributed significantly to the continent's security of supply by covering more than 20% of Europe’s LNG needs.

In low-carbon energies, TotalEnergies invested $4 billion in 2022 and increased its gross installed electricity generation capacity to 21 GW by the end of 2022, including 17 GW of renewables, in line with its objective to reach 35 GW of renewable capacity in 2025. These investments also enable TotalEnergies to show more than 30% eligibility and alignment (in proportional view) in 2022 under the European taxonomy.

... and resolutely pursues the implementation of its climate roadmap

In 2022, TotalEnergies pursued its ambition to be a major player in the energy transition and to get to net zero by 2050, together with society. The realization of this ambition was marked again in 2022 by significant progress:

•	methane emissions from the Company's operated facilities were reduced by 34% compared to the 2020 base year (compared to 23% in 2021);
•	the lifecycle carbon intensity of energy products sold to its customers decreased by 12% in 2022 compared to 2015 (compared to 10% in 2021);
•	emissions related to petroleum products used by its customers (Scope 3 Oil) decreased by 27% compared to 2015 (compared to 19% in 2021).

Given its LNG growth strategy and convinced by the central role of gas in the energy transition, TotalEnergies has estimated, for the first time, the GHG reduction that its LNG sales could account for by displacing coal and fuel oil for electricity generation, depending on customer and destination. As a consequence, TotalEnergies estimates that its LNG sales have helped to avoid about 70 Mt CO2e emissions at the global level.

In 2023, TotalEnergies strengthens its Climate objectives and further accelerates investment in its transformation

Buoyed by its progress in 2022, TotalEnergies is strengthening its emission reduction objectives:

•	On its operated facilities, the Company has set a new absolute emissions target of less than 38 Mt CO2e (Scope 1+2) in 2025 versus 2015 (compared to < 40 Mt CO2e previously), thanks notably to a $1 billion global energy savings program for 2023-24.
•	TotalEnergies reinforces its objective of reducing the carbon intensity of the energy mix sold to its customers from -20% to -25% by 2030 compared to 2015, and to -15% from 2025 (compared to -10% previously).
•	The Company strengthens its objective of reducing Scope 3 Oil emissions from -30% to -40% in 2030 compared to 2015, and -30% from 2025.

As the Company's ambition is also based on a clear and disciplined through-cycle investment policy, TotalEnergies has decided to increase the share of investments in low-carbon energies by $1 billion to $5 billion in 2023 from the total planned range of $16-18 billion. By 2030, TotalEnergies plans to invest $14 billion to $18 billion per year, depending on the cycle, of which a third will be in low-carbon energies, about 30% will be dedicated to the development of new oil and gas projects, and the remainder devoted to maintenance of the hydrocarbon portfolio.

Consultative resolution to be submitted to the vote at the 2023 Shareholders’ Meeting

In accordance with the resolution approved by shareholders in May 2022 concerning TotalEnergies' ambition with respect to sustainable development and energy transition toward carbon neutrality, the Board of Directors is committed to report on the progress made in implementing the ambition to the Shareholders’ Meeting. With this in mind, it will submit the Sustainability & Climate – 2023 Progress Report to a consultative vote of shareholders at the meeting of May 26, 2023.

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About TotalEnergies

TotalEnergies is a global multi-energy company producing and supplying energy: oil and biofuels, natural gas and green gas, renewables and electricity. Its more than 100,000 employees are committed to making energy ever more affordable, cleaner, more reliable and accessible to as many people as possible. Present in more than 130 countries, TotalEnergies places sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of populations.

Contacts TotalEnergies

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Warning

The terms "TotalEnergies", "TotalEnergies Company" and "Company" used in this document are used to refer to TotalEnergies SE and the consolidated entities that TotalEnergies SE directly or indirectly controls. Similarly, the terms "we", "us", "our" may also be used to refer to these entities or their employees. The entities in which TotalEnergies SE directly or indirectly holds a stake are separate and autonomous legal entities. This document may contain forward-looking statements. They may prove to be inaccurate in the future and are dependent on risk factors. Neither TotalEnergies SE nor any of its subsidiaries undertakes any obligation or responsibility to investors or any other stakeholder to update or revise, in particular as a result of new information or future events, any or all of the statements, forward-looking information, trends or objectives contained herein. Information regarding risk factors that could have a material adverse effect on TotalEnergies' financial results or business is also available in the most up-to-date versions of the Universal Registration Document filed by TotalEnergies SE with the Autorité des marchés financiers and Form 20-F filed with the United States Securities and Exchange Commission ("SEC").